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[MAGNA LOGO]                                          MAGNA INTERNATIONAL INC.

                                                      337 Magna Drive
                                                      Aurora, Ontario L4G 7K1
                                                      Tel   (905) 726-2462
                                                      Fax   (905) 726-7164






                                  PRESS RELEASE

                         MAGNA ANNOUNCES COMPLETION OF
                            CONVERSION/REDEMPTION OF
                     4.875% CONVERTIBLE DEBENTURES DUE 2005


June 6, 2002, AURORA, ONTARIO, CANADA......MAGNA INTERNATIONAL INC. (TSE:
MG.A, MG.B; NYSE: MGA) announced today that holders of an aggregate U.S.$40,330,000 principal amount of its 4.875% Convertible Debentures due 2005 ("Debentures") had converted their Debentures into 543,011 Class A Subordinate Voting Shares on or before June 5, 2002 at U.S.$74.27, the specified conversion price per share. The aggregate U.S.$439,670,000 principal amount of Debentures which remained outstanding and unconverted following the close of business on June 5, 2002 was redeemed at a redemption price of U.S.$1,015.0313 per U.S.$1,000 principal amount of Debentures, including accrued and unpaid interest to and including June 5, 2002. The redemption price was paid by Magna issuing 13.6477 Class A Subordinate Voting shares for each U.S. $1,000 principal amount of Debentures and the accrued and unpaid interest thereon to and including June 5, 2002. An aggregate of 6,000,484 Magna Class A Subordinate Voting Shares were issued to holders of unconverted Debentures in payment of the aggregate redemption price. The Debentures were called for redemption on May 2, 2002.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, transmission, fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 67,000 employees in 174 manufacturing operations and 43 product development and engineering centres in 19 countries.

For further information:  please contact Vincent Galifi or Louis Tonelli at
(905) 726-7100.